

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2020

Paul Moody
President and Director
Turnkey Solutions, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

>   **Re: Turnkey Solutions, Inc.**
>   **Schedule 14F-1**
>   **Filed November 25, 2020**
>   **File No. 005-91859**

Dear Mr. Moody:

We have reviewed the above-captioned filing and have the following comment.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and any information you provide in response to this comment, we may have additional comments.

General

1.   Your disclosure indicates that Mr. Shirai, Mr. Sasaki, and Mr. Ishizuka were appointed as directors on November 18, 2020. Please advise us whether or not the Company timely fulfilled its disclosure obligations under Rule 14f-1 to transmit the information statement not less than 10 days prior to the date that any such new director take office.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-7951.

Sincerely,

/s/ Joshua Shainess

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions